UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable  .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 27, 2020	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President – Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated October 26, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Completion of tenure of Mr. Aditya Puri as Managing Director of the Bank.

Exhibit I

October 26, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Completion of tenure of Mr. Aditya Puri as Managing Director of the Bank

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that Mr. Aditya Puri (DIN: 00062650) has retired as the Managing Director of the Bank at the end of business hours on October 26, 2020, upon reaching 70 years of age, in accordance with the tenure approved by the Reserve Bank of India.

As the Managing Director of the Bank since its inception in the year 1994, Mr. Puri has provided outstanding leadership and has contributed significantly to enable the Bank scale phenomenal heights. Mr. Puri’s strategic vision was the driving force behind the Bank’s foray into the world of “digital banking”. In his path-breaking journey of 26 years with the Bank, he has been conferred with numerous awards and accolades, including the recent Lifetime Achievement Award by Euromoney (Global) Awards for Excellence 2020.

Mr. Puri leaves behind a legacy of strong cultural values, prudent risk management, sustainable growth and contribution to nation building through ‘Parivartan’, the Bank’s social initiatives brand which has contributed to improving the lives and livelihood of millions of Indians.

The Board places on record its deep and sincere appreciation for the exceptional contribution made by Mr. Puri, and wishes him the very best for his future endeavours.

Further, Mr. Sashidhar Jagdishan (DIN: 08614396) shall take charge as the Managing Director and Chief Executive Officer of the Bank with effect from October 27, 2020. Mr. Jagdishan has been a part of the Bank since 1996, and played a critical role in supporting the growth trajectory of the Bank. With an overall experience of over 30 years, Mr. Jagdishan has extensive knowledge and experience in the fields of banking, finance, and economics.

You are requested to kindly take the above change in your records.

Thanking you,

Yours Truly

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary